                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

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                       CONSOLIDATED CAPITAL PROPERTIES IV
                           (Name of Subject Company)

                             IPLP ACQUISITION I LLC
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

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            This Amendment No. 2 amends and supplements the Tender Offer
Statement on Schedule 14D-1 originally filed with the Commission on August 28, 1997, as amended by Amendment No. 1 filed with the Commission on September 10, 1997 (the "Statement"), by IPLP Acquisition I LLC, a Delaware limited liability company (the "Purchaser"), Insignia Properties, L.P, a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), relating to the tender offer of the Purchaser to purchase up to 85,000 of the outstanding units of limited partnership interest (the "Units") of Consolidated Capital Properties IV, a California limited partnership (the "Partnership"), at $140.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement and the Offer to Purchase.



ITEM 10.  ADDITIONAL INFORMATION.

         (e) On September 10, 1997, persons claiming to own units of limited partnership interest in the Partnership ("Units") filed a complaint with respect to a purported class action and derivative suit in the Superior Court for the State of California for the County of Alameda (the "Heller Complaint") seeking, among other things, an order enjoining the Offer, an order requiring the defendants to discharge their fiduciary duties to the limited partners of the Partnership (the "Limited Partners") by, among other things, engaging independent persons to act in the best interests of the Limited Partners and by seeking other transactions that would maximize value for the Limited Partners, an order requiring the defendants to explore other alternatives to the tender offers and compensatory damages.

         The Heller Complaint applies to the Offer and to five other tender offers being made by affiliates of Insignia for units of limited partnership interest in other limited partnerships in which other affiliates of Insignia serve as general partners. The Heller Complaint names as defendants the Purchaser, Insignia and each of the affiliates of Insignia, including IPLP, IPT, ConCap Equities, Inc. (the "General Partner") and the five other Insignia-affiliated general partners. The Heller Complaint contains allegations that, among other things, the defendants have intentionally mismanaged the Partnership and the five other partnerships (the "Partnerships") and acted contrary to the limited partners' best interests, through use of non-public material information gained as a result of the relationship between the Purchaser and the general partners of the Partnerships, and failed to adequately consider other alternatives available to the Partnerships, such as a sale or liquidation of the Partnerships' properties, or to hire an independent person to advise the general partners as to such alternatives. In the Heller Complaint, the plaintiffs also allege that, as a result of the Offer, the Purchaser will acquire effective voting control over the Partnerships at highly inadequate prices, and that the Offers to Purchase and related tender offer documents contain numerous false and misleading statements and omissions of material facts. The alleged misstatements and omissions concern, among things, the advantages to Limited Partners of tendering Units pursuant to the Offer; the true financial condition of the Partnership and the ability to sell or refinance any of the Partnership's properties; the factors affecting the likelihood that properties owned by the Partnership will be sold or liquidated in the near future; the liquidity and value of the Units; the limited secondary market for Units; the true nature of the market for the underlying assets; and the true intentions of Insignia and its affiliates with respect to the Units.

         Insignia and its affiliates believe that the allegations contained in the Heller Complaint are without merit and intend to vigorously contest the Plaintiffs' action.





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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 1997


                                        IPLP ACQUISITION I LLC


                                        By:  /s/ JEFFREY P. COHEN
                                             -------------------------------
                                             Jeffrey P. Cohen
                                             Manager



                                        INSIGNIA PROPERTIES, L.P.

                                        By:  Insignia Properties Trust,
                                             its General Partner



                                        By:  /s/ JEFFREY P. COHEN
                                             -------------------------------
                                             Jeffrey P. Cohen
                                             Senior Vice President



                                        INSIGNIA PROPERTIES TRUST


                                        By:  /s/ JEFFREY P. COHEN
                                             -------------------------------
                                             Jeffrey P. Cohen
                                             Senior Vice President



                                        INSIGNIA FINANCIAL GROUP, INC.


                                        By:  /s/ FRANK M. GARRISON
                                             -------------------------------
                                             Frank M. Garrison
                                             Executive Managing Director




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